UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-140079

ALARION FINANCIAL SERVICES

(Exact name of registrant as specified in its charter)

One Northeast First Avenue

Ocala, Florida 34470

(352) 237-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$0.01 PAR VALUE COMMON STOCK

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	o
Rule 12g-4(a)(2)	o
Rule 12h-3(b)(1)(i)	x
Rule 12h-3(b)(1)(ii)	o
Rule 15d-6	o

Approximate number of holders of record as of the certification or notice date:   640

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Alarion Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EXPLANATORY NOTE: In filing this Form 15, Alarion Financial Services, Inc. (“Alarion”) is relying on a no-action letter issued by the Staff of the Securities and Exchange Commission (“SEC”) addressing Alarion’s ability to rely on SEC Rule 12h-3 to suspend Alarion’s reporting obligations under Section 15(d) of the Securities Exchange Act of 1934.

Date: December 28, 2012	By:	/s/ Matthew Ivers
Matthew Ivers, Principal Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.